AMER GROUP PLC

INTERIM REPORT JANUARY - MARCH 2003

- In the period 1 January to 31 March 2003, Amer Group's net sales were EUR 283.9 million (January – March 2002: EUR 289.4 million).
- Operating profit amounted to EUR 15.3 million (2002: EUR 15.3 million).
- Profit before extraordinary items totalled EUR 13.1 million (2002: EUR 14.7 million) and earnings per share were EUR 0.39 (2002: EUR 0.46).
- Foreign exchange rate movements reduced net sales by EUR 32 million and operating profit by EUR 2 million.
- Amer Group's net sales for 2003 as a whole are expected to grow and operating profit to decline modestly from 2002's record level.


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AMER SPORTS

Wilson SUUNTO ATOMIC PRECOR USA

JANUARY - MARCH NET SALES AND RESULTS

Amer Group's consolidated net sales were EUR 283.9 million (2002: EUR 289.4 million). The Group's operating profit was EUR 15.3 million (2002: EUR 15.3 million). Profit before extraordinary items amounted to EUR 13.1 million compared to EUR 14.7 million in the first quarter of 2002. Foreign exchange rate movements reduced net sales by EUR 32 million and operating profit by EUR 2 million, due to the strengthening of the euro especially against the US dollar. Return on capital employed (ROCE) was 17.9% (2002: 17.5%).

Geographically, sales were similar to 2002 in Europe but declined by 2% in North America, by 6% in Japan and by 7% in Asia Pacific.

Across the Group's divisions between January and March, fitness equipment sales were in line with expectations, and also the Team Sports Division continued to perform well. In the golf equipment market, competition continued to be tough and the Golf Division's sales were clearly slower than last year. Due to the seasonality of the golf market, the coming second quarter is critical to golf sales for the year as a whole. The Racquet Sports Division's sales were also behind 2002's rate. In Winter Sports, the season was reaching its end. Due to a lack of snow at the beginning of the season in Austria and Germany, sales were not registered at the level achieved last year. Sales of sports instruments were reduced by a decline in sales of Suunto's non-core products. Amer Tobacco's sales declined as the Finnish cigarette market shrunk.

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 4.8 million (2002: EUR 4.1 million) during the period under review.

RESEARCH AND DEVELOPMENT

A total of EUR 7.5 million was invested in research and development, representing 2.6% of net sales in the period (2002: EUR 6.1 million).

FINANCE

The Group's net financing expenses totalled EUR 2.2 million (2002: EUR 0.6 million) in the first quarter.

The equity ratio decreased to 45.1% from 48.1% as at 31 March 2002 (45.6% as at 31 December 2002), while gearing increased from 25% to 48% (47% as at 31 December 2002). The dividend paid for the 2002 financial year has been taken into account in these figures.

The Group's net debt decreased to EUR 201.5 million at the period end, compared to EUR 209.9 million as at 31 December 2002. Liquid assets amounted to EUR 28.6 million at the period end.

PERSONNEL

The Group employed 4,085 people at the end of the period under review compared to 3,939 at the year-end and an average of 4,056 during the period. At the end of the period, a total of 1,677 were employed in the US, 672 in Finland, 574 in Austria and 1,162 in the rest of the world.

AMER GROUP'S SHARES AND SHAREHOLDERS

A total of 16.9% of Amer Group Plc's shares in issue were traded during the period under review, of which approximately 3.55 million were traded on the Helsinki Exchanges and approximately 0.39 million on the London Stock Exchange, totalling 3.9 million shares. In Helsinki the share price low was EUR 27.67, the high EUR 36.50 and the average EUR 32.40.

There were 10,819 registered shareholders at the end of March. Nominees accounted for 51% of the shares in issue at the period end.

The Company's market capitalisation stood at EUR 659.4 million at the period end.

During the period under review, a total of 30,500 new shares were registered. The shares were already subscribed for last year as a result of an exercise of 1998 A/B warrants. As a result of the corresponding increase in the Company's share capital, Amer Group Plc's share capital totalled EUR 96,906,080 and the total number of shares in issue was 24,226,520 at the period end. In addition, the Company's share capital may increase further by 701,000 new shares as a result of the 1998 warrant subscription.

The C warrants of the Amer Group Plc 1998 stock option plan were introduced to the main list of the Helsinki Exchanges and simultaneously combined with the A/B warrants as one security on 2 January 2003. The number of C warrants is 340,000. The share subscription started on 1 January 2003.

At the end of the period the Board of Directors had no share issue authorisation outstanding.

AGM RESOLUTIONS

Based on a resolution approved by Amer Group Plc's Annual General Meeting on 20 March 2003, a dividend of EUR 1.40 per share was distributed for the 2002 financial year. The dividend was paid on 1 April 2003.

The AGM adopted the Board's proposal that Amer Group's registered share capital be decreased by EUR 3,873,200 by cancelling without payment those 968,300 of its own shares the Company currently holds. After the cancellation, the Company's paid up and registered share capital will amount to EUR 93,032,880 and the number of shares in issue will be 23,258,220.

The AGM also resolved that the terms of the 2002 warrant scheme be changed and the maximum amount of warrants be limited to 572,500 and the undistributed 327,500 warrants be cancelled. Due to this change the Company's share capital may increase by up to 572,500 new shares instead of 900,000 new shares, i.e. by a maximum of EUR 2,290,000 instead of 3,600,000.

The AGM adopted the Board's proposal that a new warrant scheme be issued to Amer Group Plc's key personnel. The proposed number of warrants to be issued will be 550,000 with entitlement to subscribe for a maximum of 550,000 Amer Group shares. Of these warrants, 185,000 will be offered for subscription to the Group's key personnel and 365,000 will be offered for subscription to Amera Oy, a company belonging to the same group of Amer companies, in order that the warrants may, at a later date, be offered to the key persons determined by Amer Group's Board of Directors. The warrants shall be subscribed for from 10 April to 30 June 2003. The share subscription price will be EUR 37.90 which is the trade volume weighted average quotation of Amer Group Plc shares on the Helsinki Exchanges during the period 2 January – 14 February 2003 with an addition of ten per cent. The share subscription period commences on 1 January 2006 and ends on 31 December 2008.

The number of members of the Board of Directors was resolved to be six. Of those Board members whose term was scheduled to expire, Mr Ilkka Brotherus and Mr Timo Maasilta were re-elected for three years for the term 2003-2005 and Mr Tuomo Lähdesmäki was re-elected for two years for the term 2003-2004. At its first meeting the new Board of Directors elected Mr Pekka Kainulainen as Chairman and Mr Ilkka Brotherus as Vice Chairman, respectively.

PricewaterhouseCoopers Oy, Authorised Public Accountants, were elected Auditors of the Company. The auditor in charge of the audit is Mr Göran Lindell, Authorised Public Accountant.

DIVISIONAL HIGHLIGHTS

RACQUET SPORTS

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	56.9	73.8	-23
Operating profit	3.8	6.3	-40
ROCE, 12 months' rolling average, %	51.4	47.1	

In local currencies, the Racquet Sports Division's net sales declined 10% and operating profit declined 31%. Sales declined 18% in North America and 4% in Japan. In Europe, sales were similar to 2002.

The Company estimates that the overall tennis market continued to decline in both Europe and the United States. Also, the average selling price of a tennis racquet continued to fall.

Racquet Sports' net sales decline was mainly driven by low tennis ball sales and also by the timing of shipments of its new performance racquet. Sales of Wilson tennis racquets decreased 15%, tennis balls 12% and footwear 3%. Wilson's position as the global market leader in tennis racquets remained strong and in tennis balls Wilson remains number three.

Shipments of the new Triad racquets started in the United States in February. Shipments to other markets will start during the spring and summer. The new models are lighter and produce more power than the earlier models thanks to their Decometric geometry in the hoop and handle. Shipments of the new Pro Staff racquets started in January. New footwear was also brought to market.

GOLF

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	42.6	66.2	-36
Operating loss	-2.1	-0.1	
ROCE, 12 months' rolling average, %	8.0	1.6	

In the Golf Division, net sales in local currencies declined 25%. Sales fell by 35% in North America and by 7% in Europe.

The overall size of the golf market remained similar to last year, according to the Company's estimates.

Sales of Wilson golf clubs decreased 20% due to later availability than planned of its new Deep Red II woods and irons. Also lower price point golf club sales declined.

The golf ball market continued to be extremely competitive and Wilson golf ball sales declined 33% as a result. The new Jack golf ball family has been well received by the trade although it is too early to predict consumer reaction. A new Wilson Staff True golf ball was also introduced in January and shipments started in February.

Due to the golf market's seasonality, the second quarter is critical to golf sales for the year as a whole.

TEAM SPORTS

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	63.1	72.0	-12
Operating profit	10.9	11.7	-7
ROCE, 12 months' rolling average, %	37.3	36.6	

In local currencies, the Team Sports Division's net sales grew by 7% and operating profit by 13%.

The fastest growing product categories in Team Sports were basketballs (16%) and baseball and softball bats (11%). Wilson is the number one team sports company in the USA and its position is especially strong in American football, basketball and baseball.

During the period, a new NCAA Composite Basketball was introduced, featuring Cushion Core Technology for outstanding grip and feel. The Team Sports Division also shipped a new Wilson Youth Batting Helmet, a one size fits all helmet for Baseball and Softball.

The five-year match ball agreement with the National Collegiate Athletic Association (NCAA) took effect at the beginning of 2003, as a result of which Wilson's basketballs are used as official match balls in all NCAA games.

WINTER SPORTS

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	26.0	31.1	-16
Operating loss	-3.6	-1.5	
ROCE, 12 months' rolling average, %	46.1	47.0	

Winter Sports' net sales in local currencies decreased by 12%. Sales declined 15% in Europe and 5% in North America. Winter Sports' operating losses were EUR 3.6 million in this period which covered the end of the season. Due to seasonality, Atomic's deliveries are heavily weighted towards the latter part of the year.

Net sales declined due to poor snow conditions in Austria and Germany at the beginning of the winter sports season 2002/2003. Thus, re-orders were low. Snow conditions got better towards the season's end, such that stock levels are now mostly at a normal level.

The global winter sports market is estimated to have declined during the 2002/2003 season. Atomic retained its position as the no. 1 alpine ski brand in Europe.

In February Atomic presented the world's first microprocessor-controlled ski bindings, Neox EBM 412.

The current level of pre-orders suggests there will be a slight downturn in the market in 2003, reflecting the cautious mood of the trade.

In 2003, Winter Sports' investment in its sales organisation is planned to be higher than last year.

FITNESS EQUIPMENT

EUR million	Jan-March 2003	Jan-March 2002 (pro forma)	Change %
Net sales	51.4	54.9	-6
Operating profit	8.9	7.7	16

Fitness Equipment's net sales in local currencies increased 5% and operating profit increased 31%. The fastest growing product categories were treadmills and elliptical cross-trainers.

North American commercial and consumer markets appear to be cooling. Major club organisations are holding off on purchases, and the government market has postponed investments in fitness equipment. Consumers are similarly cautious.

In February, a new line of C846 and C842 upright and recumbent cycles for club and commercial markets were brought to the market.

Despite general uncertainty, the fitness sector as a whole is expected to continue growing. Further growth is also anticipated in the popularity of elliptical fitness equipment. The Fitness Equipment Division has good growth opportunities especially outside North America.

SPORTS INSTRUMENTS

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	20.1	21.5	-7
Operating profit	2.2	1.6	38
ROCE, 12 months' rolling average, %	36.6	29.7	

In local currencies, Suunto's net sales were similar to last year's level. Its growth was slowed down by the decline of sales of Suunto's non-core products.

Sales of Suunto's wristop computers and diving instruments maintained the levels achieved in the comparable period in 2002. Wristop computers and diving instruments accounted for 56% of Suunto's net sales.

Shipments of the Suunto M9 wristop computer for mariners began in January. In addition, Suunto announced in January a partnership with Microsoft. This cooperation will lead to the launch of a new line of Suunto n-series sports wristops in the North American market at the end of 2003.

In March Suunto sold its wholly-owned subsidiary Ilotulitus Oy to Truebell Plc. The net sales of Ilotulitus Oy in 2002 were EUR 2.8 million.

At the beginning of 2003, Suunto's European central warehousing function was relocated to Amer Sports' new logistics centre in Überherrn, Germany.

TOBACCO

EUR million	Jan-March 2003	Jan-March 2002	Change %
Net sales	23.8	24.8	-4
Operating profit	1.5	1.7	-12

Reflecting the decline in the Finnish tobacco product market, Amer Tobacco's net sales decreased by 4% to EUR 23.8 million (2002: EUR 24.8 million). Operating profit was EUR 1.5 million (2002: EUR 1.7 million).

Overall tobacco product deliveries to stores in Finland declined by 6% in the period, mainly due to increased purchases by Finnish tourists to the Baltic countries and also contraband trade.

Amer Tobacco's sales outside Finland increased. In addition to the increase in sales volumes of its own brands in Estonia, tax-free deliveries of Marlboro products to neighbouring markets contributed to the improvement.

2003 PROSPECTS

Demand for sports equipment did not recover during the first quarter of 2003. In Amer Group's key markets, the US and Germany, both the trade and consumers remain cautious.

Growth in demand for tennis equipment is not expected for the remainder of the year. In golf equipment, the second quarter of the year is critical and it will therefore only be possible to estimate market growth after that. In team sports, the global market is forecast to remain flat. The growth in demand for sports instruments and fitness equipment continues, even though the growth in fitness equipment seems to be slowing down a little. The level of pre-orders indicates a slight downturn in the winter sports market for the forthcoming 2003/2004 season.

Traditionally, demand for sports equipment is less sensitive to the economic background, as the industry is also strongly influenced by sports-related factors like trends in the active following of individual sports and new innovations in sports equipment. Amer Group's operations are also well balanced by its broad portfolio of sports and its presence in all key markets.

Amer Group has set itself the goal of becoming the world's No 1 sports equipment company. With strong cash flows from operating activities and a strong balance sheet combined with a good position in the sports equipment market, Amer Group has a firm foundation to advance the strategic development of its businesses. Amer Group's net sales for 2003 as a whole are expected to grow and operating profit to decline modestly from the record level achieved in 2002.

Helsinki 29 April 2003

AMER GROUP PLC
Board of Directors

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The interim report for the period January to June will be published on 5 August 2003.

EUR million Unaudited	Jan-March 2003	Jan-March 2002	Change %	Jan-Dec 2002
CONSOLIDATED RESULTS				
NET SALES	283.9	289.4	-2	1,101.9
Depreciation	9.8	8.4		34.4
OPERATING PROFIT	15.3	15.3		103.0
Net financing expenses	-2.2	-0.6		-7.4
PROFIT BEFORE EXTRAORDINARY ITEMS	13.1	14.7	-11	95.6
Extraordinary items	-	-		-
PROFIT BEFORE TAXES	13.1	14.7		95.6
Taxes	-3.9	-4.1		-26.5
Minority interest	-0.1	0.0		-0.6
PROFIT	9.1	10.6		68.5
Earnings per share, EUR	0.39	0.46		2.95
Adjusted average number of shares in issue, million	23.2	23.2		23.2
Equity per share, EUR	17.8	18.06		19.17
ROCE, % *)	17.9	17.5		18.3
ROE, %	8.4	9.7		15.5
Average rates used: EUR 1.00 = USD	1.07	0.88		0.94
AVERAGE PERSONNEL	4,056	3,747		3,827

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

In financial ratios shareholders' equity and number of shares exclude own shares.

NET SALES BY BUSINESS AREAS	Jan-March 2003	Jan-March 2002	Change %	Jan-Dec 2002
Racquet Sports	56.9	73.8	-23	243.9
Golf	42.6	66.2	-36	213.3
Team Sports	63.1	72.0	-12	203.9
Winter Sports	26.0	31.1	-16	201.6
Fitness Equipment	51.4	-		39.5
Sports Instruments	20.1	21.5	-7	85.3
Tobacco	23.8	24.8	-4	114.4
Total	283.9	289.4	-2	1,101.9

OPERATING PROFIT BY BUSINESS AREAS	Jan-March 2003	Jan-March 2002	Change %	Jan-Dec 2002
Racquet Sports	3.8	6.3	-40	25.6
Golf	-2.1	-0.1		7.1
Team Sports	10.9	11.7	-7	24.0
Winter Sports	-3.6	-1.5		39.6
Fitness Equipment	8.9	-		6.3
Sports Instruments	2.2	1.6	38	10.5
Tobacco	1.5	1.7	-12	9.2
Headquarters	-2.5	-2.1		-9.2
Group goodwill	-3.8	-2.3		-10.1
Total	15.3	15.3		103.0

GEOGRAPHIC BREAKDOWN OF NET SALES	Jan-March 2003	Jan-March 2002	Change %	Jan-Dec 2002
North America	166.2	168.9	-2	558.5
Finland	21.9	23.9	-8	109.5
Rest of Europe	65.8	64.2	2	296.0
Japan	12.8	13.6	-6	56.2
Asia Pacific	8.6	9.2	-7	34.8
Other	8.6	9.6	-10	46.9
Total	283.9	289.4	-2	1,101.9

EUR million Unaudited	Jan-March 2003	Jan-March 2002	Jan-Dec 2002
CONSOLIDATED CASH FLOW STATEMENT			
Net cash from operating activities	27.9	12.4	90.0
Net cash from investing activities	-4.2	-3.6	-177.8
Net cash from financing activities			
Dividends paid	-30.5	-	-25.9
Issue of shares	-	-	1.4
Change in net debt	3.0	-3.9	119.7
Net increase/decrease in cash and cash equivalents	-3.7	4.9	7.4
Cash and cash equivalents at 1 Jan	32.4	28.8	25.7
Cash and cash equivalents at 31 March/31 December	28.6	33.7	33.1

CONSOLIDATED BALANCE SHEET

Assets	31 March 2003	31 March 2002	31 Dec 2002
Goodwill	300.2	207.5	312.1
Other intangible fixed assets	19.9	19.2	20.9
Tangible fixed assets	123.2	150.7	126.5
Long-term investments	48.8	52.8	50.3
Inventories and work in progress	156.5	162.2	156.4
Receivables	274.1	292.0	308.2
Marketable securities	1.0	3.0	-
Cash and cash equivalents	27.6	30.7	33.1
Assets	951.3	918.1	1,007.5

Shareholders' equity and liabilities			
Shareholders' equity	439.9	443.4	470.2
Minority interest	3.2	11.2	3.2
Provision for contingent losses	19.0	2.5	19.9
Long-term interest-bearing liabilities	65.3	71.2	48.2
Other long-term liabilities	17.3	17.8	17.3
Short-term interest-bearing liabilities	164.8	68.6	194.8
Other short-term liabilities	241.8	303.4	253.9
Shareholders' equity and liabilities	951.3	918.1	1,007.5
Equity ratio, %	45.1	48.1	45.6
Gearing, %	48	25	47
EUR 1.00 = USD	1.09	0.87	1.05

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED	31 March 2003	31 March 2002	31 Dec 2002
Charges on assets	-	-	-
Mortgages pledged	18.2	21.7	18.2
Guarantees	5.6	-	1.4
Liabilities for leasing and rental agreements	49.4	54.4	48.0
Other liabilities	39.8	40.4	32.0

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS	31 March 2003	31 March 2002	31 Dec 2002
Nominal value			
Foreign exchange forward contracts	304.9	324.0	217.9
Forward rate agreements	-	80.0	-
Interest rate swaps	114.7	-	119.2
Fair value			
Foreign exchange forward contracts	14.7	-1.1	12.9
Forward rate agreements	-	-0.1	-
Interest rate swaps	-2.3	-	-1.6

EUR million	2003	2002				2001		
	I	IV	III	II	I	IV	III	II
QUARTERLY BREAKDOWN OF NET SALES								
Racquet Sports	56.9	39.3	60.2	70.6	73.8	48.2	73.1	74.1
Golf	42.6	28.5	39.2	79.4	66.2	38.0	47.5	89.9
Team Sports	63.1	41.9	41.4	48.6	72.0	41.9	45.6	49.1
Winter Sports	26.0	65.4	93.8	11.3	31.1	68.2	91.6	11.1
Fitness Equipment	51.4	39.5	-	-	-	-	-	-
Sports Instruments	20.1	23.5	17.7	22.6	21.5	22.1	18.4	23.0
Tobacco	23.8	28.0	31.3	30.3	24.8	26.1	28.3	27.3
	283.9	266.1	283.6	262.8	289.4	244.5	304.5	274.5
Sold operations	-	-	-	-	-	-	-	0.1
Total	283.9	266.1	283.6	262.8	289.4	244.5	304.5	274.6

EUR million	2003	2002				2001		
	I	IV	III	II	I	IV	III	II
QUARTERLY BREAKDOWN OF OPERATING PROFIT								
Racquet Sports	3.8	3.2	6.6	9.5	6.3	2.5	8.7	8.3
Golf	-2.1	-3.6	-2.1	12.9	-0.1	-6.3	-3.6	11.3
Team Sports	10.9	3.2	2.5	6.6	11.7	4.4	1.9	6.5
Winter Sports	-3.6	16.6	31.3	-6.8	-1.5	16.8	28.4	-5.2
Fitness Equipment	8.9	6.3	-	-	-	-	-	-
Sports Instruments	2.2	3.7	2.1	3.1	1.6	2.2	2.3	3.2
Tobacco	1.5	1.9	2.3	3.3	1.7	2.1	2.6	2.9
Headquarters	-2.5	-2.1	-1.9	-3.1	-2.1	-2.4	-4.3	8.9
Group goodwill	-3.8	-3.4	-2.1	-2.3	-2.3	-2.3	-2.3	-2.3
	15.3	25.8	38.7	23.2	15.3	17.0	33.7	33.6
Sold operations	-	-	-	-	-	-	-	-0.1
Total	15.3	25.8	38.7	23.2	15.3	17.0	33.7	33.5

AMER GROUP PLC
P.O. BOX 130, FIN-00601 HELSINKI, FINLAND
CALLING ADDRESS: MÄKELÄNKATU 91, HELSINKI
TEL. +358 9 7257 800
FAX +358 9 7257 8200

WWW.AMERSPORTS.COM

DOMICILE: HELSINKI
VAT NO. FI01315055